UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_____________________

FORM 6-K

_____________________

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2024

Commission File Number: 001-40816

_____________________

Argo Blockchain plc
(Translation of registrant’s name into English)
_____________________

Eastcastle House
27/28 Eastcastle Street
London W1W 8DH
England
(Address of principal executive office)
_____________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

 Form 20-F ☒                                 Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXHIBIT INDEX

Exhibit No. 1	Description May Operational Update, TVR and New Shares dated 05 June 2024

Press Release

5 June 2024

Argo Blockchain plc

("Argo" or "the Company")

May Operational Update

Argo Blockchain plc, a global leader in cryptocurrency mining (LSE: ARB; NASDAQ: ARBK), is pleased to provide the following operational update for May 2024.

During the month of May, the Company mined 45 Bitcoin or Bitcoin Equivalents (together, "BTC"), or 1.5 BTC per day. The 55% decrease in BTC mined compared to April 2024 (3.3 BTC per day) is primarily due to the reduced hashprice resulting from the Bitcoin halving.

Mining revenue in May 2024 amounted to $2.9 million, a decrease of 56% compared to the prior month (April 2024: $6.6 million). For the month of May, through lower power prices and optimization of the Company's fleet's efficiency settings, the Company has seen mining margins of approximately 30%. As at 31 May 2024, the Company held 11 BTC equivalent.

Allotment of New Shares
Additionally, the Company announces that it has issued 626,883 new ordinary shares of £0.001 each in the capital of the Company ("Ordinary Shares") pursuant to the terms of previously granted Restricted Share Units under the 2022 Equity Incentive Plan approved by shareholders at the Company's 2022 Annual General Meeting.

The new Ordinary Shares rank pari passu with the existing Ordinary Shares in issue, and application has been made for the shares to be admitted to the Official List and to trading on the Main Market of the London Stock Exchange PLC.

Share Capital and Total Voting Rights

The Company also announces, in compliance with its obligations under Rules 5.6.1R and 5.6.2G of the Disclosure Guidance and Transparency Rules, that as at 31 May 2024, the Company's share capital will consist of 578,397,673 ordinary shares of £0.001 each (Ordinary Shares). All of the Ordinary Shares have equal voting rights and there are no shares held in Treasury.

The above figure may be used by shareholders as the denominator for the calculations by which they can determine whether they are required to notify their interest in, or a change of their interest in, the Company under the FCA Disclosure Guidance and Transparency Rules.

This announcement contains inside information.

For further information please contact:

Argo Blockchain
Investor Relations	ir@argoblockchain.com
Tennyson Securities
Corporate Broker Peter Krens	+44 207 186 9030
Fortified Securities
Joint Broker Guy Wheatley, CFA	+44 7493 989014 guy.wheatley@fortifiedsecurities.com
Tancredi Intelligent Communication UK & Europe Media Relations	argoblock@tancredigroup.com

About Argo:

Argo Blockchain plc is a dual-listed (LSE: ARB; NASDAQ: ARBK) blockchain technology company focused on large-scale cryptocurrency mining. With mining facilities in Quebec, mining operations in Texas, and offices in the US, Canada, and the UK, Argo's global, sustainable operations are predominantly powered by renewable energy. In 2021, Argo became the first climate positive cryptocurrency mining company, and a signatory to the Crypto Climate Accord. For more information, visit www.argoblockchain.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 05 June,2024	ARGO BLOCKCHAIN PLC By: /s/ Jim MacCallum Name: Jim MacCallum Title: Chief Financial Officer